UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:   1-15236

Kabushiki Kaisha Advantest
(Exact name of registrant as specified in its charter)

Advantest Corporation
(Translation of registrant’s name into English)

Shin Marunouchi Center Building
1-6-2, Marunouchi
Chiyoda-ku
Tokyo 100-0005
Japan
81-3-3214-7500
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one share of Common Stock
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(a) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(a) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.     Advantest Corporation (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on September 13, 2001 being the date that Form 20-F filed with the United States Securities and Exchange Commission (the “Commission”) was declared effective.

B.     The Registrant has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under section 13(a).

Item 2.	Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”), in 2002 pursuant to a Registration Statement on Form F-1 (File No. 333-96931) filed on September 26, 2002.

The Registrant registered securities under 14 registration statements on Form S-8 (Registration Nos. 333-97103, 333-97107, 333-108385, 333-123671, 333-132374, 333-141394, 333-146218, 333-153610, 333-161977, 333-169624, 333-175666, 333-175704, 333-184101 and 333-194133). Prior to filing this Form 15F, the Registrant filed post-effective amendments to terminate the registration of unsold securities under those registration statements.

Item 3.	Foreign Listing and Primary Trading Market

A.     The Registrant has maintained a listing of its common shares on the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan. The TSE constitutes the primary trading market for the Registrant’s common stock.

B.     The Registrant’s common stock was initially listed on the TSE in February 1983.  The Registrant has maintained a listing of its common stock on the TSE for at least the 12 months preceding the filing of this Form 15F.

C.     During the 12-month period beginning on April 1, 2015 and ending on March 31, 2016, 99.48% of trading in the Registrant’s common stock occurred in Japan.  The trading market for the Registrant’s common stock in Japan is larger than the trading market for the Registrant’s common stock in the United States as of the same 12-month period.

Item 4.	Comparative Trading Volume Data

A.     The Registrant is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning April 1, 2015 and ending March 31, 2016 to meet the requirements of that rule provision.

B.     During this 12-month period, the average daily trading volume (“ADTV”) of the Registrant’s common stock in the United States (including off-exchange and on-exchange transactions) was 12,744 shares and the ADTV of the Registrant’s common stock on a worldwide basis (not including off-exchange transactions) was 2,434,687 shares.

C.     For the same 12-month period, the ADTV of the Registrant’s common stock in the United States as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis was 0.52%.

D.     The Registrant delisted its common stock from the New York Stock Exchange effective April 22, 2016.  As of April 22, 2016, the ADTV of the Registrant’s common stock in the United States (including off-exchange and on exchange transactions) as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis (not including off-exchange transactions) for the preceding 12-month period was 0.54%.

E.     The Registrant has not terminated a sponsored American depositary receipt facility regarding its common stock.

F.     The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5.	Alternative Record Holder Information.

Not applicable.

Item 6.	Debt Securities.

Not applicable.

Item 7.	Notice Requirement.

A.     The Registrant published the notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on December 22, 2015 and April 1, 2016.

B.     The press releases described above were disseminated in the United States through a submission to the Commission under cover of a Form 6-K on December 22, 2015 and April  1, 2016. Additionally, the notices were published on the Registrant’s Internet website.

Item 8.	Prior Form 15 Filers.

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption.

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet Web site at https://www.advantest.com/investors.

PART III

Item 10.	Exhibits.

None.

Item 11.	Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Advantest Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Advantest Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: April 22, 2016	Advantest Corporation

/s/ Hiroshi Nakamura
	Name:	Hiroshi Nakamura
	Title:	Director, Managing Executive Officer